Exhibit 23.2

Consent of Independent Auditor

We consent to the incorporation by reference in the registration statement on Form F-1, filed pursuant to rule 462(b) of the Securities Act 1933,  of TELUS International (Cda) Inc. of our report dated November 30, 2020, with respect to the consolidated statements of financial position of Triple C Holding GmbH as of December 31, 2019 and 2018 and January 1, 2018, the related consolidated statements of income and other comprehensive income, changes in owner’s equity, and cash flows for the years ended December 31, 2019 and 2018, and the related notes, which report appears in the registration statement on Form F-1 (No. 333-251993).

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Berlin, Germany

February 2, 2021